Exhibit 4.2

Amendment No. 1

TO

Tax Benefit Preservation Plan

and Rights Agreement

This Amendment No. 1 (this “Amendment”) to the Tax Benefit Preservation Plan and Rights Agreement (the “Plan”), dated February 25, 2010, by and between Sajan, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, N.A., as Rights Agent (the “Rights Agent”), is made as of April 28, 2014. All capitalized terms used herein have the same meanings assigned to them in the Plan, unless otherwise defined herein.

WHEREAS, in accordance with Section 26 of the Plan, for so long as the Rights are redeemable, subject to certain limitations that are inapplicable to this Amendment, the Company may in its sole and absolute discretion amend the Plan in any respect without the approval of any holders of Rights; and

WHEREAS, pursuant to the terms of Section 26 of the Plan, the Rights Agent is hereby directed to join in this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the Company and the Rights Agent hereby agree as follows:

1.	Amendments to the Plan. Section 7(a) of the Plan is modified, amended and restated as follows:

Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one millionth of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the “Expiration Date”) that is the earliest of (i) the Close of Business on April 28, 2014, (ii) the time at which the Rights are redeemed as provided in Section 22 hereof (the “Redemption Date”), (iii) the time at which such Rights are exchanged as provided in Section 23 hereof, (iv) the repeal of Section 382 or any successor statute if the Board determines that this Plan is no longer necessary for the preservation of Tax Benefits, or (v) the beginning of a taxable year of the Company to which the Board determines that no Tax Benefits may be carried forward.

2.	Amendment of Exhibits. The exhibits to the Plan shall be deemed to be restated to reflect this Amendment, including all conforming changes.

3.	Further Assurances. Each of the parties to this Amendment will cooperate and take such action as may be reasonably requested by the other party in order to carry out the provisions and purposes of this Amendment.

4.	Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile), each of which shall be an original and all of which shall constitute one and the same document.

5.	Governing law. This Amendment will be deemed to be a contract made pursuant to the laws of the State of Delaware and for all purposes will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the day and year first above written.

SAJAN, INC.

By: /s/ Tom Skiba
Name: Tom Skiba Title: Chief Financial Officer

WELLS FARGO BANK, N.A.
AS RIGHTS AGENT

By: /s/ Daniel Loffler
Name: Daniel Loeffler Title: Officer